EXHIBIT 99.3
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                     MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements of Vasogen Inc. are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for approving the annual financial statements and for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee, which is composed of unrelated independent directors. The Audit Committee is responsible for the appointment and oversight of the external auditors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditor, to review the interim and annual consolidated financial statements of the Company, and to recommend the annual financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.

By: /s/ Paul J. Van Damme
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Paul J. Van Damme
Vice President, Finance, and Chief Financial Officer

By: /s/ David G. Elsley
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David G. Elsley
President and Chief Executive Officer

January 30, 2007